503/4/03

UF 3-3-03

03002321

UNITED STATES
AND EXCHANGE COMMISSION
ashington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50649

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH., D.C. 165 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Zenon Capital LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 – 2269 Lakeshore Blvd., W.
(No. and Street)

Toronto	Ontario	M8V 3X6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Z. Tatarsky (416) 255-9020
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hawley & Company LLP, Chartered Accountants
(Name — *if individual, state last, first, middle name*)

225 Watline Avenue	Mississauga	Ontario	L4Z 1P3
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 13 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ZENON CAPITAL LP

ANNUAL FINANCIAL STATEMENTS

DECEMBER 31, 2002

HAWLEY & COMPANY LLP
Chartered Accountants

Partners:
Mark E. Hawley, B. Comm., C.A.
Thomas G. Stacy, B. Math., C.A.

Principals:
Ronald G. Pedlar, B.Sc., M.B.A.
Jim E. Moorhead, B. Comm., C.M.A.

AUDIT REPORT ON FORM X-17A-5, PART III

We have audited the attached form X-17A-5, Part III (Statement of Financial Position) of Zenon Capital LP as at December 31, 2002 and the Statements of Earnings (Statement of Income), Partners' Capital, Changes in Financial Position for the year then ended, Computation of Net Capital Under Rule 15c3-1, as indicated in the Oath or affirmation (the "form"). This form is the responsibility of the partnership management. Our responsibility is to express an opinion on this form based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the form is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall form presentation.

In our opinion, this form presents fairly, in all material respects, the financial position of the partnership as at December 31, 2002 and the results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles.

Mississauga, Ontario, Canada

February 17, 2003

Hawley & Company LLP

Chartered Accountants

225 Watline Avenue, Mississauga, Ontario L4Z 1P3 • (905) 507-0590 • fax (905) 507-0594

ZENON CAPITAL LP

Statement 1

STATEMENT OF FINANCIAL POSITION (US$)

DECEMBER 31, 2002

ASSETS	2002	2001	2000
CURRENT			
Cash	$ 56,750	$ 57,002	$ 61,956
Restricted cash (note 3)	1,426,976	1,193,718	1,125,787
Inventory (note 4)	1,892,009	1,492,746	1,451,987
Dividends and fees receivable	3,636	6,190	2,244
	$ 3,379,371	$ 2,749,656	$ 2,641,974

LIABILITIES			
CURRENT			
Accounts payable and accrued liabilities	$ 36,176	$ 21,677	$ 27,878
Margin accounts payable (note 6)	1,080,940	776,024	781,913
Short accounts payable (note 7)	1,437,657	1,194,824	1,183,630
	2,554,773	1,992,525	1,993,421
CAPITAL			
Partners' capital (Statement 2)	824,598	757,131	648,553
	$ 3,379,371	$ 2,749,656	$ 2,641,974

(See accompanying notes)

H&C LLP

ZENON CAPITAL LP **Statement 2**

STATEMENT OF PARTNERS' CAPITAL (US$)

YEAR ENDED DECEMBER 31, 2002

	General Partner	Limited Partners	**2002 Total**	2001 Total	2000 Total
Balance, beginning of year	$ 16,010	$ 741,121	**$ 757,131**	$ 648,553	$ 514,252
Contributions	75,600	31,819	**107,419**	50,000	20,000
Net Earnings for the year	60,772	117,742	**178,514**	200,894	258,233
	152,382	890,682	**1,043,064**	899,447	792,485
Less Withdrawals	(69,466)	(149,000)	**(218,466)**	(142,316)	(143,932)
Balance, end of year	$ 82,916	$ 741,682	**$ 824,598**	$ 757,131	$ 648,553

(See accompanying notes)

ZENON CAPITAL LP **Statement 3**

STATEMENT OF EARNINGS (US$)

YEAR ENDED DECEMBER 31, 2002

	2002	2001	2000
REVENUE			
Gross trading profit	$ 365,191	$ 383,673	$ 489,037
Dividend income	32,704	27,381	48,887
Interest income	128,151	35,147	54,776
MLP distribution	-	-	1,928
Good faith interest	609	1,878	3,200
Knight rebates	4,251	4,430	5,174
	530,906	452,509	603,002
EXPENSES			
Clearing charges	261,021	172,420	213,150
Communication charges	16,596	7,531	4,475
Interest charges	28,059	24,356	84,451
Dividends paid	32,546	39,625	34,820
Foreign taxes paid	1,420	-	160
Administrative expenses	7,589	2,608	2,395
Professional fees	5,161	5,075	5,318
	352,392	251,615	344,769
NET EARNINGS FOR THE YEAR	$ 178,514	$ 200,894	$ 258,233

(See accompanying notes)

ZENON CAPITAL LP

Statement 4

STATEMENT OF CASH FLOWS (US$)

YEAR ENDED DECEMBER 31, 2002

	2002	2001	2000
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES			
Net earnings for the year (Statement 3)	$ **178,514**	$ 200,894	$ 258,233
Adjustments for :			
Increase in dividends and fees receivable	**2,554**	(3,946)	(2,244)
Increase in inventory	**(399,263)**	(40,759)	(179,503)
Increase (decrease) in accounts payable and accrued liabilities	**14,499**	(6,201)	3,607
Decrease in margin accounts payable	**304,916**	(5,889)	(11,969)
Increase in short accounts payable	**242,833**	11,194	18,697
	344,053	155,293	86,821
FINANCING ACTIVITIES			
Contributions	**107,419**	50,000	20,000
Withdrawals	**(218,466)**	(142,316)	(143,932)
	(111,047)	(92,316)	(123,932)
INCREASE IN CASH	**233,006**	62,977	(37,111)
CASH, BEGINNING OF YEAR	**1,250,720**	1,187,743	1,224,854
CASH, END OF YEAR	$ **1,483,726**	$ 1,250,720	$ 1,187,743
COMPRISED OF:			
Cash	$ **56,750**	$ 57,002	$ 61,956
Restricted cash	**1,426,976**	1,193,718	1,125,787
	$ **1,483,726**	$ 1,250,720	$ 1,187,743

(See accompanying notes)

H&C LLP

ZENON CAPITAL LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. NATURE OF FINANCIAL STATEMENTS

These financial statements reflect the accounts of the limited partnership only and consequently, do not include all assets, liabilities, income and expenses of the partners. Income taxes are accounted for by each of the partners individually and therefore no provision for income taxes is made in the accounts of the partnership.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Inventory

Inventory of securities is stated at current market value. Current market value of financial instruments is determined by quoted market closing prices at year end, when available. When a quoted market price is not readily available, alternative valuation methods may be used. For derivative financial instruments, current market is determined by quoted market closing prices, when available, prevailing market rates for instruments with similar characteristics and maturities or net present value analysis.

(b) Revenue Recognition

Revenue reflects the trading activity of the limited partnership.

(c) Translation of Foreign Currencies

These financial statements are presented in U.S. dollars.

Translations recorded in currencies other than US dollars are translated on the following basis:

> Current monetary assets and liabilities at exchange rates prevailing on the balance sheet dates. Revenues and expenses at the average exchange rate for the year.

(d) Measurement Uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

(e) Security Transaction Charges

Security transaction charges are accrued for all transactions occurring up to the end of the reporting period.

ZENON CAPITAL LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

3. **RESTRICTED CASH**

Restricted cash consists of segregated funds on account with securities clearing firms from the short sale of securities and are not available for general operations. No interest is paid or accrued on restricted cash balances.

4. **INVENTORY**

Inventory consists of :

	Symbol	Quantity	Market Price
ALABAMA POWER COMPANY 6.75% SR NTS DUE 6/30/39	ALQ	3,100	$ 81,499
BANCWEST CAP I 9.5% PFD SECS QUARTERLY INCOME DUE 12/1/30	BWEPR	900	25,209
BANK ONE CAP II 8.5% TR PFO SECS DUE 8/15/30	ONEPRU	500	13,790
CHASE CAPITAL V 7.03% CAPITAL	CBF	1,800	45,000
CITICORP CAPITAL TRUST III 7.10% TR PFD SEC DUE 8/15/28	CIHPRA	2,900	73,515
CITIGROUP CAPITAL V 7% GTD TR PFD SECS DUE 11/15/28	CPRW	200	5,170
DUKE ENERGY CAP TR II 7.2% TR PFD SECS DUE 3/31/39	DUKPRV	1,200	30,240
DUKE ENERGY CORP 8.25% CORP UNIT DUE 5/18/04	DKE	5,400	85,914
EQUITY RESIDENTIAL 7.25 % CONV PFD SBI SER G	EQRPRG	500	12,200
ELECTRONIC DATA SYS CORP NEW INCOME PRIDES	EDSPRI	200	4,382

ZENON CAPITAL LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

4. INVENTORY CONT'D

	Symbol	Quantity	Market Price
FPL GROUP INC 8.25% CONV CORP UNITS DUE 2/16/2005	FPLPRA	1,000	$ 55,360
FPL GROUP IN 8% CORP UNITS DUE 2/16/2006	FPLPRB	2,000	106,760
GEORGIA POWER COMPANY 6.625% SR NOTES DUE 3/31/39	GPF	6,000	157,200
ING CAPITAL FUNDING TRUST I 7.70% NON CUM GTD TR PFD SECS	INGPRA	600	15,510
LINCOLN NATIONAL CAPTIAL III 7.40% TOPRS DUE 9/30/28	LNCPRZ	100	2,500
LINCOLN NATL CAP V 7.65% TR PFO SECS SER E DUE 11/1/2050	LNCPRV	500	12,740
MOTOROLA INC. WITH RIGHTS TO PURCHASE PREFRD	MOT	3,500	30,275
NATIONAL RURAL UTILITIES 7.3750% QTLY INCOME CAP SEC DUE 9/15/47	NRX	1,200	29,976
NATIONAL WESTMINSTER BANK PLC 7.875% EXCH CAP SECS SER A	NWXPRA	1,100	28,655
PUBLIC STORAGE INC. 8.6% PERP DEPOSITARY SH REPSTG 1/1000 TH PFD SER Q	PSAPRQ	2,700	70,956
PPL CAP FDG TR I PREMIUM EQUITY PART SECS UNIT PLC – SPONSORED ARD SER H REPSTG	PPLPRE	8,000	145,200
ROYAL BANK SCOTLAND GRP 7.25% NON-CUM DOLLAR PREF	RBSPRH	2,500	22,950

4. INVENTORY CONT'D

	Symbol	Quantity	Market Price
ROYAL BANK SCOTLAND GRP PLC 7.875% SHS SER K B/E CALLABLE SPONS ARD REPSTG NONCUM PREF	RBSPRK	2,500	$ 67,025
ROYAL BANK OF SCOTLAND GROUP PLC – 8.5% EXCH CAP SECS SER A	RBSPRX	1,200	31,680
SEALED AIR CORP NEW	SEE	800	29,840
SUNCOR ENERGY INC 9.125% PFD SECS DUE 3/31/48	SUPRA	2,000	52,940
TENNESSEE VALLEY AUTH 6.75% 6/1/28 1998 SER D B/E PUTABLE AUTOMATIC RATE RESET	TVC	3,000	80,040
TXU CORP	TXU	500	9,340
WILLIAMS COS INC 9% CU PFD INCOME PACS	WMBPRI	300	2,391
WELLS FARGO CAPT TRUST VI 6.95% TRUST PFD SECS DUE 4/15/32 B/E	WPD	200	5,248
MUTUAL FUNDS			
ALLIANCE NEW YORK MUN INCOME FUND	AYN	4,000	55,080
ALLIANCE CALIF MUN INCOME FUND	AKP	6,000	83,280
BLACKROCK FLORIDA INSURED MUNICIPAL 2008 TERM TRUST	BRF	100	1,591
BLACKROCK NEW YORK INSURED MUNICIPAL 2008 TERM TRUST INC	BLN	1,900	30,818
EATON VANCE NATIONAL MUNICIPAL INCOME TRUST SHARES OF MUNICIPAL INTEREST	EVN	2,500	35,625

ZENON CAPITAL LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

4. INVENTORY CONT'D

MUTUAL FUNDS CONT'D	Symbol	Quantity	Market Price
MORGAN STANLEY INSD MUNI TRUST	IMT	100	$ 1,441
MUNIYIELD CALIFORNIA FUND INC	MYC	1,000	14,530
NUVEEN PENNSYLVANIA INVESTMENT QUALITY MUNICIPAL FUND	NQP	1,800	26,550
NUVEEN INSURED MUNICIPAL OPPORTUNITY FUND INC	NIO	1,000	15,760
NUVEEN NEW YORK QUALITY INCOME MUNICIPAL FUND INC	NUN	100	1,510
NUVEEN SELECT TAX FREE INCOME PORTFOLIO 2-SBI	NXQ	2,000	26,900
NUVEEN NEW YORK SELECT TAX FREE INCOME PORTFOLIO	NXN	1,000	13,980
NUVEEN INSURED FLORIDA PREMIUM INCOME MUNICIPAL FUND	NFL	300	4,881
NUVEEN NEW YORK INVESTMENT QUALITY MUNICIPAL FUND INC	NQN	500	7,775
NUVEEN CALIFORNIA INVESTMENT QUALITY MUNICIPAL FUND INC	NQC	1,600	23,968
PIMCO NEW YORK MUN INCOME FUND	PNF	5,500	75,570
PIMCO CALIF MUN INCOME FUND	PCQ	6,500	93,145
NASDAQ STOCK MARKET INC. COMMON STOCK			26,000
WARRANTS TO PURCHASE COMMON STOCK OF NASDAQ STOCK MARKET INC.			20,100
			$ 1,892,009

The cost of the inventory is $1,845,909 (2001 - $1,478,860).

ZENON CAPITAL LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

5. PARTNERSHIP AGREEMENT

The partnership entered into an agreement dated June 10, 1996 whereby the General Partner Zenon Capital Inc., operates a securities and investment business for the partnership, for consideration of a share of the income generated by the partnership.

6. MARGIN ACCOUNTS PAYABLE

The margin accounts payable is due on demand. Interest charged on margin accounts is variable and set by the margin lender (December 31, 2002 – 4.0%). Margin accounts payable are secured by all assets held by the lender, which includes inventory held by securities clearing firms.

7. SHORT ACCOUNTS PAYABLE

Short accounts payable is stated at market and is secured by all assets held by the lender, which includes inventory held by securities clearing firms.

Short accounts payable consists of:

	Symbol	Quantity	Market Price
AMBAC FINANCIAL GROUP INC 7% SR NTS DUE 10/17/51	AFK	1,000	$ 27,000
BANK ONE CAPITAL V 8% TR PFD SEC DUE 1/30/31	ONEPRV	2,100	57,120
CITIGROUP CAPITAL VIII 6.95% TRUST PFD SECS DUE 9/15/31	CPRZ	2,200	56,892
DUKE ENERGY CORP CONV PFD 8% CORP UNITS DUE 11/18/04	DUR	4,800	76,272
DUKE ENERGY CAP TR II TR PFD SECS DUE 3/31/39	DUKPRV	1,200	30,240
DUQUESNE LIGHT CO 6.7% PUBLIC INCOME NTS DUE 4/30/32	DQC	1,200	33,876
ELECTRONIC DATA SYSTMES CORP NEW	EDS	200	3,686

ZENON CAPITAL LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

7. SHORT ACCOUNTS PAYABLE CONT'D

	Symbol	Quantity	Market Price
EQUITY RESIDENTIAL DEP SHS-REP 1/10TH 7.25% CUM CONV PFD SBI SER G	EQRPRG	500	12,200
FORD MOTOR CREDIT 7.375% SENIOR NOTED DUE 10/15/31	FCZ	700	16,870
FPL GROUP INC 8.5% CONV CORP UNITS DUE 2/16/05	FPLPRA	1,000	55,360
FPL GROU INC WITH RIGHTS TO PURCHASE PREFRD STK UNDER CERTAIN CIRCUMSTANCE	FPL	1,400	84,182
GEORGIA POWER COMPANY SR NOTES 6.6% DUE 12/31/38	GPB	900	23,355
ING CAP FDG TRII 9.2% NON CUM GTD TR PFD SECS	INGPRB	1,500	41,925
JP MORGAN CHASE CAPITAL X 7% TRUST PFD DUE 2/15/32	JPMPRJ	1,600	40,944
MOTOROLA INC EQUITY SEC UNIT	MEU	1,500	48,000
PPL CORPORATION	PPL	3,400	117,912
PUBLIC STORAGE INC DEP SHS RSPTG 1/1000 OF 7.875% CUM PERP PFD SER S	PSAPRS	1,000	26,100
PUBLIC STORAGE INC 8% PFD DEPOSITORY SHARES REPSTG 1/1000 SER R B/E	PSAPRR	1,000	26,060
ROYAL BANK SCOTLAND GRP 7.25% NON CUM DOLLAR PREF	RBSPRH	500	12,750

ZENON CAPITAL LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

7. SHORT ACCOUNTS PAYABLE CONT'D

	Symbol	Quantity	Market Price
ROYAL BK SCOTLAND GRP PLC 7.875% SHS SER K B/E CALLABLE	RBSPRK	2,500	67,025
SEALED AIR CORP NEW - $2 CONV PFD SER A	SEEPRA	900	38,340
TXU CORP	TXU	500	9,340
VIACOM INC 7.25% PUBLIC INCOME NOTES DUE 6/30/51	RBV	2,200	58,630
WILLIAMS COS INC INCOME PACS 9% CV PFD	WMBPRI	300	2,391
MUTUAL FUNDS			
BLACKROCK FLORIDA INSURED MUNICIPAL 2008 TERM TRUST	BRF	100	1,591
BLACKROCK NEW YORK INSURED MUNICIPAL 2008 TERM TRUST INC	BLN	1,900	30,818
EATON VANCE NATIONAL MUNICIPAL INCOME TRUST SHARES OF MUNICIPAL INTEREST	EVN	3,700	52,725
MORGAN STANLEY INSD MUNI TRUST	IMT	1,800	25,938
NUVEEN CALIFORNIA DIVIDEND ADVANTAGE MUN FD	NAC	1,800	26,514
NUVEEN PENNSYLVANIA INVESTMENT QUALITY MUNICIPAL FUND	NQP	1,800	26,550
NUVEEN NEW YORK SELECT QUALITY MUNICIPAL FUND INC	NVN	5,000	76,350
NUVEEN INSURED MUNICIPAL OPPORTUNITY FUND INC	NIO	6,000	94,560
NUVEEN NEW YORK QUALITY INCOME MUNICIPAL FUND INC	NUN	3,000	45,300

7. **SHORT ACCOUNTS PAYABLE CONT'D**

MUTUAL FUNDS CONT'D	Symbol	Quantity	Market Price
NUVEEN NEW YORK SELECT TAX FREE INCOME PORTFOLIO	NXN	1,000	$ 13,980
NUVEEN INSURED FLORIDA PREMIUM INCOME MUNICIPAL FUND	NFL	300	4,881
NUVEEN INSURED PREMIUM INCOME MUNICIPAL FUND 2	NPX	1,000	13,990
NUVEEN NEW YORK INVESTMENT QUALITY MUNICIPAL FUND INC	NQN	1,800	27,990
NUVEEN INVESTMENT QUALITY MUNICIPAL FUND INC	NQM	2,000	30,000
			$ 1,437,657

8. **PARTNERSHIP DISTRIBUTIONS AND CONTRIBUTIONS**

During the year, the partnership received contributions of $75,600 (2001 - $20,000) from the general partner and $31,819 (2001 - $30,000) from the limited partners and made distributions of $69,466 (2001 - $64,258) and $153,507 (2001 - $78,058) respectively. The partnership agreement provides for contributions and distributions and the general partner maintains the liquidity of the partnership to meet obligations for distributions as required.

9. **STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS**

This statement has not been prepared as there are no liabilities of this nature.

Zenon Capital

TRIAL BALANCE AND NET CAPITAL COMPUTATION **December 31, 2002.**

	DEBIT	CREDIT
Assets		
Canada Trust - Cash	33	0
US Clearing - Good Faith Deposit	51,456	0
US Clearing - Cash Account	0	0
US Clearing - Margin Account	0	(1,080,939)
US Clearing - Short Account	1,426,976	0
US Clearing - Stocks Long	1,516,672	0
US Clearing - Stocks Short	0	(1,108,420)
Lind-Waldock - Futures Account	5,261	0
NASD Private Placement	46,100	0
Dividends Receivable	2,295	0
Knight Receivable	188	0
US Clearing Receivable	1,153	
Liabilities		
Dividends Payable	0	(2,044)
US Clearing Payable	0	(29,699)
Other Payable	0	(4,433)
Equity		
Equity at Start of Year	757,131	0
Capital Deposits	107,419	0
Capital Withdrawals - General Partner	0	(69,466)
Capital Withdrawals - Limited Partners	0	(149,000)
Limited Partnership Expenses	0	(12,750)
Net Profit	191,264	
NET EQUITY	824,598	
Less NASD Private Placement	46,100	
Less Receivables	2,483	
Less Good Faith Deposit Surplus	1,456	
Less Haircut	283,654	
NET CAPITAL	490,905	
Required Net Capital	100,000	
Required Net Capital plus 20%	120,000	
EXCESS NET CAPITAL	390,905	

2269 Lakeshore Blvd. W. #1010, Toronto, Ontario M8V 3X6
Tel:(416) 255-9020 Fax:(416) 255-3427

Zenon Capital

HAIRCUT WORKOUT **December 31, 2002.**

	LONG Positions Symbol	Class	S&P Rating	Quantity	Price	Market Value	Shares for Haircut	Net Value For Haircut	Haircut Percent	HAIRCUT	Percent of Net Capita	Concentration Haircut	Conversion Ratio	Hedge	Shares Zero Haircut
L01	ALQ	PI	A-	3,100	26.2900	81,499	3100	81,499	0.10	8,150	9.88	0			0
L02	BWE.PR	PI	A-	900	28.0100	25,209	900	25,209	0.10	2,521	3.06	0			0
L03	ONE.PR.U	PI	A+	500	27.5800	13,790	500	13,790	0.10	1,379	1.67	0			0
L04	CBF	PI	A+	1,800	25.0000	45,000	1800	45,000	0.10	4,500	5.46	0			0
L05	CIH.PR.A	PI	AA	2,900	25.3500	73,515	2900	73,515	0.10	7,352	8.92	0			0
L06	C.PR.W	PI	AA	200	25.8500	5,170	200	5,170	0.10	517	0.63	0			0
L07	WPD	PI	AA-	200	26.2400	5,248	200	5,248	0.10	525	0.64	0			0
L08	GPF	PI	A	6,000	26.2000	157,200	6000	157,200	0.10	15,720	19.06	11,211			0
L09	ING.PR.A	PI	A+	600	25.8500	15,510	600	15,510	0.10	1,551	1.88	0			0
L10	LNC.PR.Z	PI	A-	100	25.0000	2,500	100	2,500	0.10	250	0.30	0			0
L11	LNC.PR.V	PI	A-	500	25.4800	12,740	500	12,740	0.10	1,274	1.54	0			0
L12	NRX	PI	A-	1,200	24.9800	29,976	1200	29,976	0.10	2,998	3.64	0			0
L13	NWX.PR.A	PI	AA-	1,100	26.0500	28,655	1100	28,655	0.10	2,866	3.48	0			0
L14	PSA.PR.Q	PI	BBB+	2,700	26.2800	70,956	2700	70,956	0.10	7,096	8.60	0			0
L15	RBS.PR.H	PI	A-	400	25.5000	10,200	400	10,200	0.10	1,020	1.24	0			0
L16	RBS.PR.X	PI	A-	1,200	26.4000	31,680	1200	31,680	0.10	3,168	3.84	0			0
L17	SU.PR.A	PI	BBB+	2,000	26.4700	52,940	2000	52,940	0.10	5,294	6.42	0			0
L18	TVC	PI	AAA	3,000	26.6800	80,040	3000	80,040	0.10	8,004	9.71	0			0
L19	DKE	V		5,400	15.9100	85,914	5400	85,914	0.15	12,887	10.42	518			0
L20	EDS.PR.I	V		200	21.9100	4,382	200	4,382	0.15	657	0.53	0			0
L21	FPL.PR.B	V		2,000	53.3800	106,760	263	14,041	0.15	2,106	1.70	0	0.808	S014	1,737
L22	MOT	C		3,500	8.6500	30,275	3500	30,275	0.15	4,541	3.67	0			0
L23	SEE	C		800	37.3000	29,840	800	29,840	0.15	4,476	3.62	0			0
L24	PPL.PR.E	V		8,000	18.1500	145,200	8000	145,200	0.15	21,780	17.61	9,411			0
L25	AYN	M		4,000	13.7700	55,080	4000	55,080	0.15	8,262	6.68	0			0
L26	AKP	M		6,000	13.8800	83,280	6000	83,280	0.15	12,492	10.10	123			0
L27	MYC	M		1,000	14.5300	14,530	1000	14,530	0.15	2,180	1.76	0			0
L28	x														0
L29	NXQ	M		2,000	13.4500	26,900	2000	26,900	0.15	4,035	3.26	0			0
L30	NQC	M		1,600	14.9800	23,968	1600	23,968	0.15	3,595	2.91	0			0
L31	PNF	M		5,500	13.7400	75,570	5500	75,570	0.15	11,336	9.16	0			0
L32	PCQ	M		6,500	14.3300	93,145	6500	93,145	0.15	13,972	11.30	1,603			0
					LONG	1,516,872									

	SHORT Positions Symbol	Class	Moody's Rating	Quantity	Price	Market Value		Net Value for Haircut	Haircut Percent	Haircut	Percent of Net Capita	Concentration Haircut
S01	AFK	PI	AA	1,000	27.0000	27,000		27,000	0.10	2,700	3.27	0
S02	ONE.PR.V	PI	A+	2,100	27.2000	57,120		57,120	0.10	5,712	6.93	0
S03	C.PR.Z	PI	AA	2,200	25.8600	56,892		56,892	0.10	5,689	6.90	0
S04	DOC	PI	AA	1,200	28.2300	33,876		33,876	0.10	3,388	4.11	0
S05	FCZ	PI	A-	700	24.1000	16,870		16,870	0.10	1,687	2.05	0
S06	GPB	PI	A	900	25.9500	23,355		23,355	0.10	2,336	2.83	0
S07	ING.PR.B	PI	A+	1,500	27.9500	41,925		41,925	0.10	4,193	5.08	0
S08	JPM.PR.J	PI	A+	1,600	25.5900	40,944		40,944	0.10	4,094	4.97	0
S09	PSA.PR.S	PI	BBB	1,000	26.1000	26,100		26,100	0.10	2,610	3.17	0
S10	PSA.PR.R	PI	BBB	1,000	26.0600	26,060		26,060	0.10	2,606	3.16	0
S11	RBV	PI	A-	2,200	26.6500	58,630		58,630	0.10	5,863	7.11	0
S12	DUR	V		4,800	15.8900	76,272		76,272	0.15	11,441	9.25	0
S13	EDS	C		200	18.4300	3,686		3,686	0.15	553	0.45	0
S14	FPL	C		1,400	60.1300	84,182		84,182	0.15	12,627	10.21	258
S15	MEU	V		1,500	32.0000	48,000		48,000	0.15	7,200	5.82	0
S16	PPL	C		3,400	34.6800	117,912		117,912	0.15	17,687	14.30	5,318
S17	SEE.PR.A	V		900	42.6000	38,340		38,340	0.15	5,751	4.65	0
S18	EVN	M		1,200	14.2500	17,100		17,100	0.15	2,565	2.07	0
S19	IMT	M		1,700	14.4100	24,497		24,497	0.15	3,675	2.97	0
S20	NAC	M		1,800	14.7300	26,514		26,514	0.15	3,977	3.22	0
S21	NVN	M		5,000	15.2700	76,350		76,350	0.15	11,453	9.26	0
S22	NIO	M		5,000	15.7600	78,800		78,800	0.15	11,820	9.56	0
S23	NUN	M		2,900	15.1000	43,790		43,790	0.15	6,569	5.31	0
S24	NPX	M		1,000	13.9900	13,990		13,990	0.15	2,099	1.70	0
S25	NQN	M		1,300	15.5500	20,215		20,215	0.15	3,032	2.45	0
S26	NQM	M		2,000	15.0000	30,000		30,000	0.15	4,500	3.64	0
S27	x											
S28	x											
S29	x						372473.0000					
S30	x						331256.0000					
S31	x						41217.0000					
S32	x											
					SHORT	1,108,420				322,326		28,442
					Total	408,252						

INVESTMENT GRADE PREFERRED Long Market Value	741,828	
INVESTMENT GRADE PREFERRED Short Market Value	408,772	
INVESTMENT GRADE PREFERRED Haircut	74,183	
		Percent of
15% Total Market Value	1,381,773	**Total Market Value**
15% Long Market Value	682,125	49.3659
15% Short Market Value	699,648	50.6341
GREATER LONG/SHORT Haircut	104,947	
LONG/SHORT EXCEEDS 25% Haircut	76,082	
UNDUE CONCENTRATION Haircut	28,442	
TOTAL STOCK HAIRCUT	283,654	
Futures Positions		
FUTURES HAIRCUT	0	
TOTAL HAIRCUT	283,654	

EXPLANATORY NOTES
Positions are assigned to a CLASS as follows:
PI - Investment Grade Preferred Stock
PJ - Junk Grade Preferred Stock
M - Closed-End Municipal Bond Fund
B - Closed-End Bond Fund
V - Convertible Preferred Stock
C - Common Stock

Algorithm for LONG Convertible Preferred Haircuts
[1] No haircut if converted position is offset by short common.
[2] Find matching short position for long convertible preferred.
[3] Using conversion ratio, calculate amount of shares that are offset by short position.
[4] Apply 0% haircut to [3] and 15% haircut to QUANTITY-[3]

Offsetting Positions

1	BRF	100	15.9100	1,591
2	RBS.PR.K	2,500	26.8100	67,025
3	DUK.PR.V	1,200	25.2000	30,240
4	EQR.PR.G	500	24.4000	12,200
5	RBS.PR.H	500	25.5000	12,750
6	WMB.PR.I	300	7.9700	2,391
7	TXU	500	18.6800	9,340
8	FPL.PR.A	1,000	55.3600	55,360
9	BLN	1,900	16.2200	30,818
10	EVN	2,500	14.2500	35,625
11	IMT	100	14.4100	1,441
12	NQP	1,800	14.7500	26,550
13	NIO	1,000	15.7600	15,760
14	NUN	100	15.1000	1,510
15	NXN	1,000	13.9800	13,980
16	NFL	300	16.2700	4,881
17	NQN	500	15.5500	7,775
			Total	329,237

2269 Lakeshore Blvd. W. #1010, Toronto, Ontario M8V 3X6
Tel:(416) 255-9020 Fax:(416) 255-3427

Zenon Capital

AGGREGATE INDEBTEDNESS COMPUTATION

VALUES FROM TRIAL BALANCE **December 31, 2002.**

	AI	Non-AI
US Clearing - Margin Account	0	
US Clearing - Stocks Short		1,108,420
Dividends Payable	0	
Accrued Liabilities	34,132	
AGGREGATE INDEBTEDNESS	34,132	
NET CAPITAL	824,598	
Required Net Capital at 1500%	2,275	
EXCESS NET CAPITAL	822,323	

2269 Lakeshore Blvd. W. #1010, Toronto, Ontario M8V 3X6
Tel:(416) 255-9020 Fax:(416) 255-3427

HAWLEY & COMPANY LLP
Chartered Accountants

Partners:
Mark E. Hawley, B. Comm., C.A.
Thomas G. Stacy, B. Math., C.A.

Principals:
Ronald G. Pedlar, B.Sc., M.B.A.
Jim E. Moorhead, B. Comm., C.M.A.

ACCOUNTANT'S REPORT ON MATERIAL INADEQUACIES - RULE 17A-5(j)

In accordance with Rule 17a-5(d) and 17a-5(j) we provide the following supplemental report to our annual audit report on form X-17A-5, Part III, describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Our annual audit on form X-17A-5, Part III did not disclose any material inadequacies.

Mississauga, Ontario, Canada

February 17, 2003

Hawley & Company LLP
Chartered Accountants

225 Watline Avenue, Mississauga, Ontario L4Z 1P3 • (905) 507-0590 • fax (905) 507-0594

HAWLEY & COMPANY LLP
Chartered Accountants

Partners:
Mark E. Hawley, B. Comm., C.A.
Thomas G. Stacy, B. Math., C.A.

Principals:
Ronald G. Pedlar, B.Sc., M.B.A.
Jim E. Moorhead, B. Comm., C.M.A.

ACCOUNTANT'S REPORT ON MATERIAL INADEQUACIES - RULE 17A-5(j)

In accordance with Rule 17a-5(d) and 17a-5(j) we provide the following supplemental report to our annual audit report on form X-17A-5, Part III, describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Our annual audit on form X-17A-5, Part III did not disclose any material inadequacies.

Mississauga, Ontario, Canada

February 17, 2003

Hawley & Company LLP
Chartered Accountants

225 Watline Avenue, Mississauga, Ontario L4Z 1P3 • (905) 507-0590 • fax (905) 507-0594

OATH OR AFFIRMATION

I, GEORGE Z. TATARSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ZENON CAPITAL LP, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

GENERAL PARTNER

Title

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*